Filed Pursuant to Rule 424(b)(3)

Registration No. 333-179250

PROSPECTUS SUPPLEMENT

(To Prospectus dated February 17, 2012)

Navios South American Logistics Inc.

Navios Logistics Finance (US) Inc.

Exchange Offer for

$200,000,000 9 1/4% Senior Notes due 2019

The following information supplements and should be read in conjunction with the prospectus dated February 17, 2012 concerning the offer by Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) and Navios Logistics Finance (US) Inc., its wholly owned finance subsidiary (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) to exchange up to $200,000,000 of its outstanding 9 1/4% senior notes due 2019 which it issued on April 12, 2011 (the “outstanding notes”) for up to $200,000,000 of its 9 1/4% senior notes due 2019 (the “exchange notes” and, together with the outstanding notes, the “notes”) which have been registered under the Securities Act of 1933, as amended. The exchange offer will expire at 5:00 p.m., New York City time, on March 16, 2012, unless extended by the Co-Issuers. This prospectus supplement includes information about recent developments affecting Navios Logistics. Terms used but not defined in this prospectus supplement have the meanings given to those terms in the prospectus.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Some of the statements in this prospectus supplement and elsewhere in the prospectus constitute forward-looking statements. For additional information regarding these forward-looking statements, see “Cautionary Note Regarding Forward-Looking Statements” on page 56 of the prospectus.

Except for the information in “Recent Developments” herein, the terms of the exchange offer remain as described in the prospectus.

You should rely only on the information contained in this prospectus supplement and the prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement and the prospectus do not constitute an offer to sell, or solicitation of an offer to buy, to any person in any jurisdiction in which such an offer to sell or solicitation would be unlawful. You should assume that the information appearing in this prospectus supplement and the prospectus is accurate only as of the date on the front cover of this prospectus supplement and the prospectus, respectively.

The date of this prospectus supplement is February 24, 2012.

RECENT DEVELOPMENTS

On February 23, 2012, Navios Maritime Holdings Inc. (“Navios Holdings”), which through its wholly owned subsidiary, Navios Corporation, is the controlling shareholder of Navios South American Logistics Inc. (the “Company”), reported unaudited financial results for the fourth quarter and year ended December 31, 2011.

The financial results of Navios Holdings included certain financial information of the Company, which is treated as a segment of Navios Holdings. The Company further reports its operations based on three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. For the three months and year ended December 31, 2011, the following preliminary financial results for the Company were reported:

Three Months Ended December 31, 2011 and 2010

The Company’s revenue was $66.8 million for the three months ended December 31, 2011 as compared to $44.8 million during the same period of 2010. This increase was mainly attributable to: (i) an increase in the Paraguayan liquid port’s volume; (ii) an increase in the price of products sold; and (iii) an increase in the volume of iron ore transported. The Company’s net loss was $1.2 million for the three months ended December 31, 2011 as compared to $2.3 million net income during the same period of 2010.

The Port Terminal Business had $29.9 million revenue for the three month period ended December 31, 2011, as compared to $14.7 million revenue for the same period in 2010. The Barge Business had $26.1 million revenue for the three month period ended December 31, 2011, as compared to $19.6 million revenue for the same period in 2010. The Cabotage Business had $10.8 million revenue for the three month period ended December 31, 2011, as compared to $10.5 million revenue for the same period in 2010.

The Company’s EBITDA was $10.1 million for the three month period ended December 31, 2011 as compared to $9.9 million during the same period in 2010.

Year Ended December 31, 2011 and 2010

The Company’s revenue was $234.7 million for the year ended December 31, 2011 as compared to $188.0 million during the same period of 2010. This increase was mainly attributable to: (i) the new vessels, the San San H (formerly known as Jiujiang) and the Stavroula, which commenced operations in October 2010 and March 2011, respectively; (ii) an increase in the volumes of iron ore transportated; and (iii) an increase in the price of products sold. The Company’s net loss was $0.2 million for the year ended December 31, 2011 as compared to net income $5.6 million during the same period of 2010.

The Port Terminal Business had $92.4 million revenue for the year ended December 31, 2011, as compared to $74.6 million revenue for the same period in 2010. The Barge Business had $91.1 million revenue for the year ended December 31, 2011, as compared to $76.3 million revenue for the same period in 2010. The Cabotage Business had $51.2 million revenue for the year ended December 31, 2011, as compared to $37.1 million revenue for the same period in 2010.

The Company’s EBITDA was $39.0 million for the year ended December 31, 2011 as compared to $32.5 million during the same period in 2010.

EBITDA Reconciliation to Net Income/(Loss) Attributable to Navios Logistics’ Stockholders

EBITDA represents net income/(loss) attributable to Navios Logistics’ stockholders before interest and finance costs, income taxes, depreciation and amortization. EBITDA is presented because it is used by certain investors to measure a company’s operating performance.

EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity. While EBITDA is frequently used as a measure of operating performance, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Three Months Ended December 31, 2011 and 2010

	December 31, 2011	December 31, 2010
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income/(loss) attributable to Navios Logistics’ stockholders	$(1,179)	$2,274
Depreciation and amortization	6,007	5,676
Amortization of deferred drydock costs	275	111
Interest income	(136)	(132)
Interest expense and finance costs, net	5,096	1,208
Income tax expense/(benefit)	8	782

EBITDA	$10,071	$9,919

Twelve Months Ended December 31, 2011 and 2010

	December 31, 2011	December 31, 2010
(Expressed in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net income/(loss) attributable to Navios Logistics’ stockholders	$(196)	$5,600
Depreciation and amortization	22,616	22,215
Amortization of deferred drydock costs	718	394
Interest income	(843)	(298)
Interest expense and finance costs, net	17,074	4,526
Income tax expense/(benefit)	(348)	64

EBITDA	$39,021	$32,501

The financial data included in this supplement has been prepared by, and is the responsibility of, the Company’s management. As of the filing of this prospectus supplement, the audited financial statements of the Company for the year ended December 31, 2011 are not available. The Company’s independent registered public accounting firm, Price Waterhouse & Co. S.R.L., has not audited, reviewed, compiled or performed any procedures with respect to the accompanying financial data. Accordingly, Price Waterhouse & Co. S.R.L. does not express an opinion or any other form of assurance with respect thereto.